SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.

CORPORATE TAXPAYER ENROLLMENT NUMBER
(CNPJ/MF) n.° 02.558.124/0001-12
NIRE 3330026237-7

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

DATE, TIME AND PLACE: June 7, 2004, at 6:45 p.m., in the Company headquarters, at Rua Regente Feijó, n° 166/1687-B – centro – RJ. City and State of Rio de Janeiro.

SUMMONS AND PARTICIPANTS: The Board members were regularly summoned for this meeting, being participants of the same the Board members signed hereinbelow.

DELIBERATIONS: Resignation Requests. The Board members analyzed and, unanimously, accepted, with the abstention of the Board member, Mr. Jorge Luis Rodriguez, the renunciation posed by Mr. Jorge Luis Rodriguez, President of the Company, and the resignation presented by Ms. Cláudia Silva Araújo de Azerêdo Santos, Legal Vice-President, who shall remain in their positions, as per the request made by the Chairman of the Board of Directors of the Company, until July 31, 2004 or until the date of the transfer of the control stock of Embratel Participações S.A., controlling company of this Company, to Teléfonos de México, S.A. de C.V (Telmex) or to any of its Subsidiaries (in accordance with the Share Purchase Agreement executed between Telmex and MCI, Inc.); whichever is the later. In any case, however, none of the resigning executives will remain in the Company after November 8, 2004. Wishes of gratitude were expressed for the dedication shown by the Officers in the fulfillment of their duties and for their outstanding performance. The Board members approved the Notices of Call of the Extraordinary Shareholders Meeting, to be held on a date yet to be defined by the president of the Board of Directors, in accordance with the following Agenda and General Instructions: “Agenda: (i) Election of the members of the Board of Directors. General Instructions: (a) Powers of Attorney must be filed at the Company headquarters within forty-eight hours before the Shareholders Meeting. (b) Shareholders participating in Fungible Custody of Nominative Shares of the Stock Exchanges willing to take part at this Meeting shall present a statement, informing their respective shareholding, issued two (02) days before the Meeting thereof. (c) Under CVM Regulatory Instruction Number 165 of December 11, 1991 with wording provided by Article One of CVM Instruction Number 282 of June 26, 1998 the percentage for requirement of multiple vote will be five percent (5%) of the voting capital.” No other matters being presented, these minutes were prepared and signed by the Board members participants to the meeting.

Rio de Janeiro, June 7, 2004.

I hereby certify that this instrument is a perfect copy of the minutes registered on the proper books of the company.

______________________________
Cláudia de Azerêdo Santos
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.